                                                Filed pursuant to Rule 424(b)(5)
PROSPECTUS SUPPLEMENT                                         File No. 333-37527
DATED DECEMBER 10, 1997
TO PROSPECTUS DATED DECEMBER 10, 1997
                                1,000,000 SHARES

                                     [LOGO]
                                  COMMON STOCK

All of the 1,000,000 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering") are being issued and sold by Community First Bankshares, Inc. ("CFB" or the "Company"). The Common Stock is listed on the Nasdaq National Market ("Nasdaq") under the symbol "CFBX". On December 9, 1997, the last reported sales price of the Common Stock on the Nasdaq was $49.875 per share.

This Prospectus Supplement is qualified in its entirety by reference to the more detailed information and the consolidated financial statements of the Company, including the notes thereto, appearing or incorporated by reference herein or in the accompanying Prospectus dated December 10, 1997. All capitalized terms used in this Prospectus Supplement are defined as set forth elsewhere herein or in the accompanying Prospectus. All references in this Prospectus Supplement to the "Prospectus" are to the Company's Prospectus dated December 10, 1997 accompanying this Prospectus Supplement.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                             Price to         Underwriting        Proceeds to
                                              Public          Discount (1)        Company (2)
Per Share..............................       $49.50              $1.73             $47.77
Total (3)..............................     $49,500,000        $1,730,000         $47,770,000

(1) The Company has agreed to indemnify the Underwriters named herein against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $200,000 relating to the offering payable by the Company. See "Use of Proceeds; Purpose of Offering."

(3) The Company has granted the Underwriters a 30-day option to purchase up to 150,000 additional shares of Common Stock solely to cover over-allotments, if any, at the Price to Public, less Underwriting Discount shown above. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discount and Proceeds to Company will be $56,925,000, $1,989,500, and $54,935,500, respectively. See "Underwriting."

The shares of Common Stock are being offered by the Underwriters subject to prior sale when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made at the offices of Piper Jaffray Inc. in Minneapolis, Minnesota on or about December 15, 1997.

PIPER JAFFRAY INC.                                 KEEFE, BRUYETTE & WOODS, INC.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, DURING AND AFTER THE OFFERING. IN ADDITION, IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 OF REGULATION M. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL INFORMATION APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR IN THE PROSPECTUS. UNLESS THE CONTEXT CLEARLY SUGGESTS OTHERWISE, REFERENCES TO THE COMPANY INCLUDE THE COMPANY AND ITS SUBSIDIARIES. EXCEPT AS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS SUPPLEMENT ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING."

                                  THE COMPANY

    Community First Bankshares, Inc., a Delaware corporation (the "Company"), is a multi-bank holding company that as of September 30, 1997 had total assets of approximately $4.2 billion. As of December 1, 1997, following the completion of two recent acquisitions, the Company operated banks and bank branches (the "Banks") in 109 communities in Arizona, Colorado, Iowa, Minnesota, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming. The Company operates community banks primarily in small and medium-sized communities and the surrounding market areas. The Company provides a full range of financial products and services to individuals and businesses, including commercial and consumer banking, trust, insurance and investment services.

    The Company's strategy is to operate and continue to acquire banks and bank branches in communities which generally have populations between 3,000 and 50,000 and are located in the Company's key target acquisition states of Arizona, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming, and additionally in the adjacent states of Idaho, Illinois, Missouri, New Mexico, Oklahoma and Utah (this seventeen state area is collectively referred to as the "Acquisition Area"). Such communities are believed to provide the Company with the opportunity for a stable, relatively low-cost deposit base. The individual banks and bank branches sought to be acquired by the Company generally have approximately $20 million to $150 million in assets.

    The Company has entered into the following agreements relating to pending acquisitions, consummation of which is subject to certain conditions in each case (see "Recent Developments -- Pending Acquisitions"):

    - On November 6, 1997, the Company entered into an agreement to acquire Pioneer Bank of Longmont, Longmont, Colorado ("Pioneer"), in a merger expected to be completed during the first quarter of 1998 and expected to be accounted for as a pooling of interests. As of September 30, 1997, Pioneer had total assets of approximately $119 million, deposits of approximately $110 million and five banking offices in four Colorado communities.

    - On September 10, 1997, the Company entered into an agreement with three subsidiary banks of Banc One Corporation (the "Bank One Banks") to acquire 37 banking offices located in Arizona, Colorado and Utah (the "Bank One Branches") through an assumption of liabilities and an acquisition of selected assets. The acquisition is expected to be completed during the first quarter of 1998. As of November 21, 1997, the Bank One Banks reported that the Bank One Branches had total deposits of approximately $760 million and loans of approximately $55 million.

    In 1997 and 1996, the Company completed the following significant acquisitions (see "Recent Developments--Significant Acquisitions"):

    - On December 1, 1997, the Company acquired First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit"), in a merger accounted for as a pooling of interests. As of September 30, 1997, Summit had total assets of approximately $94 million, deposits of approximately $86 million and banking offices in five Colorado communities.

    - On November 24, 1997, the Company acquired Republic National Bancorp, Inc., Phoenix, Arizona ("Republic"), in a merger accounted for as a pooling of interests. As of September 30, 1997, Republic had total assets of approximately $52 million, deposits of approximately $46 million and one banking office in Phoenix, Arizona.

    - On July 14, 1997, the Company acquired KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), a subsidiary of KeyCorp, for a cash purchase price of approximately $135 million. As of June 30, 1997, KeyBank Wyoming had total assets of approximately $1.1 billion and banking offices in 24 communities in Wyoming. The transaction was accounted for as a business combination using the purchase method of accounting and resulted in the recognition of goodwill by the Company of approximately $60 million.

    - On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities, in a merger that was accounted for as a pooling of interests. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million.

    The Company provides the Banks with the advantages of affiliation with a multi-bank holding company, such as access to its lines of financial services, including trust products and administration, insurance and investment services, data processing services, credit policy formulation and review, investment management and specialized staff support, while granting substantial autonomy to managers of the Banks with respect to day-to-day operations, customer service decisions and marketing. The Banks are encouraged to participate in community activities, support local charities and community development, and otherwise to serve their communities.

    The Company's principal executive offices are located at 520 Main Avenue, Fargo, North Dakota 58124-0001 and its telephone number is (701) 298-5600. The Company also maintains a web site at http://www.cfbx.com.

                                  THE OFFERING

Common Stock offered by the
 Company..........................  1,000,000 shares

Common Stock outstanding after the
 offering (1).....................  19,630,022 shares

Nasdaq symbol.....................  CFBX

Use of proceeds by the Company....  The Company intends to use the net proceeds from the
                                    Offering, along with the proceeds of the recently
                                    completed offering of $60 million of capital securities
                                    of CFB Capital II, a business trust subsidiary of the
                                    Company (the "Capital Securities Offering"), to
                                    capitalize its bank subsidiaries that are acquiring the
                                    Bank One Branches. The purpose of the offering is to
                                    increase the Company's Tier 1 capital under the capital
                                    guidelines of the Federal Reserve in connection with the
                                    acquisition of the Bank One Branches. See "Use of
                                    Proceeds; Purpose of Offering."

------------------------

(1) Based upon the number of shares outstanding on September 30, 1997. Does not include (i) an aggregate of 682,853 shares of Common Stock issued in connection with the recently completed acquisitions of Republic and Summit,
    (ii) approximately 700,000 shares of Common Stock anticipated to be issued in connection with the pending acquisition of Pioneer, (iii) 690,257 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options outstanding under the Company's stock option plans, and (iv) 1,793,305 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options which may be granted under the Company's stock option plans.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following table sets forth certain consolidated financial data concerning the Company. The summary financial data for each of the five years ended December 31, 1996 is derived from the audited consolidated financial statements of the Company, and related notes thereto, incorporated herein by reference. The summary financial data as of and for the nine months ended September 30, 1997 and 1996 have been derived from the Company's unaudited consolidated financial statements. The unaudited consolidated financial statements reflect, in the opinion of management, all adjustments of a normal recurring nature necessary for a fair presentation of financial condition and results of operations. The results for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the entire year. The summary financial data should be read in conjunction with the consolidated financial statements of the Company, and the related notes thereto, and management's discussion and analysis of financial condition and results of operations incorporated by reference herein.

                                               NINE MONTHS
                                           ENDED SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1997       1996       1996       1995       1994       1993       1992
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Interest income..........................  $ 209,706  $ 167,912  $ 229,426  $ 192,868  $ 143,237  $ 121,146  $ 115,309
Interest expense.........................     86,221     69,524     95,234     82,891     53,468     47,271     50,870
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income......................    123,485     98,388    134,192    109,977     89,769     73,875     64,439
Provision for loan losses................      7,817      4,572      6,757      2,711      1,839      2,149      2,433
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net interest income after provision for
  loan losses............................    115,668     93,816    127,435    107,266     87,930     71,726     62,006
Noninterest income.......................     30,849     19,132     27,370     22,488     18,992     18,158     14,640
Noninterest expense......................     95,610     72,491    104,288     82,593     70,241     60,854     52,992
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before income taxes, extraordinary
  item and cumulative effect of
  accounting change......................     50,907     40,457     50,517     47,161     36,681     29,030     23,654
Provision for income taxes...............     16,676     13,995     18,007     17,208     13,952     10,775      8,546
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income before extraordinary item and
  cumulative effect of accounting
  change.................................     34,231     26,462     32,510     29,953     22,729     18,255     15,108
Extraordinary item, net of tax (1).......       (265)        --         --         --         --         --         --
Cumulative effect of accounting change...         --         --         --         --         --        359         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income...............................     33,966     26,462     32,510     29,953     22,729     18,614     15,108
Dividends on preferred stock (2).........         --      1,208      1,610      1,610      1,091         --         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income applicable to common equity...  $  33,966  $  25,254  $  30,900  $  28,343  $  21,638  $  18,614  $  15,108
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Earnings per common and common equivalent
  share:
  Primary earnings per share before
    extraordinary item and cumulative
    effect of accounting change..........  $    1.84  $    1.53  $    1.85  $    1.82  $    1.48  $    1.29  $    1.07
  Extraordinary item, net of tax (1).....      (0.01)        --         --         --         --         --         --
  Cumulative effect of accounting
    change...............................         --         --         --         --         --       0.03         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Primary earnings per share.............  $    1.83  $    1.53  $    1.85  $    1.82  $    1.48  $    1.32  $    1.07
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Fully diluted earnings per share before
    extraordinary item and cumulative
    effect of accounting change..........  $    1.79  $    1.47  $    1.79  $    1.74  $    1.42  $    1.27  $    1.07
  Extraordinary item, net of tax (1).....      (0.01)        --         --         --         --         --         --
  Cumulative effect of accounting
    change...............................         --         --         --         --         --       0.03         --
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Fully diluted earnings per share.......  $    1.78  $    1.47  $    1.79  $    1.74  $    1.42  $    1.30  $    1.07
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
Average common shares outstanding:
  Primary................................  18,561,630 16,532,714 16,699,021 15,543,129 14,580,309 14,098,585 14,080,526
  Fully diluted..........................  19,046,963 17,992,255 18,154,966 17,276,050 16,136,433 14,396,532 14,087,606

                                               NINE MONTHS
                                           ENDED SEPTEMBER 30,                  YEAR ENDED DECEMBER 31,
                                           --------------------  -----------------------------------------------------
                                             1997       1996       1996       1995       1994       1993       1992
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING RATIOS AND OTHER DATA:
Return on average assets (3).............      1.32%      1.26%      1.13%      1.24%      1.13%      1.10%      1.04%
Return on average common stockholders'
  equity (3).............................     18.35%     17.73%     15.69%     18.19%     16.77%     16.64%     15.10%
Net interest margin (3)..................      5.46%      5.32%      5.32%      5.06%      4.95%      4.74%      4.85%
Net charge-offs to average loans (3).....      0.31%      0.15%      0.22%      0.17%      0.00%      0.08%      0.33%

FINANCIAL CONDITION DATA (END OF PERIOD):
Assets...................................  $4,248,258 $2,999,736 $3,116,398 $2,769,976 $2,130,619 $1,883,794 $1,576,275
Loans....................................  2,617,085  1,976,592  2,064,108  1,767,193  1,330,146  1,037,666    813,550
Investment securities (4)................  1,148,069    736,270    729,236    717,342  613,239..    653,722    579,078
Deposits.................................  3,457,537  2,424,315  2,537,440  2,359,716  1,794,565  1,627,989  1,374,859
Long-term debt...........................    120,988     38,898     46,750     81,288     38,092     48,354     18,015
Preferred securities of subsidiary (5)...     60,000         --         --         --         --         --         --
Preferred stockholders' equity (2).......         --     22,997     22,988     23,000     23,000         --         --
Common stockholders' equity..............    271,427    203,782    221,583    181,004    134,701    125,071    103,911
Book value per common share..............      14.57      12.39      12.92      11.25       9.23       8.78       7.64
Tangible book value per common share.....       9.38       9.98      10.63       9.08       8.09       7.93       7.01

FINANCIAL CONDITION RATIOS (END OF
  PERIOD):
Nonperforming assets to total loans and
  OREO...................................      0.80%      0.42%      0.70%      0.31%      0.34%      0.62%      1.13%
Allowance for loan losses to total
  loans..................................      1.43%      1.30%      1.27%      1.29%      1.30%      1.38%      1.38%
Allowance for loan losses to
  nonperforming loans....................       216%       416%       201%       608%       537%  296%.....       224%

REGULATORY CAPITAL RATIOS (END OF
  PERIOD):
Tier 1 capital...........................      7.72%      8.48%      8.88%      8.51%     10.64%     10.16%     10.97%
Total capital............................     11.36%     10.77%     11.10%     11.18%     13.46%     13.44%     12.47%
Leverage ratio...........................      5.50%      6.35%      6.62%      6.10%      7.12%      6.12%      6.40%

NET INCOME AND RATIOS EXCLUDING GOODWILL
  AND OTHER INTANGIBLE ASSETS
  AMORTIZATION AND BALANCES:
Net income applicable to common equity...  $  36,877  $  27,216  $  33,714  $  30,522  $  23,194  $  19,948  $  15,896
Fully diluted earnings per share.........  $    1.94  $    1.58  $    1.95  $    1.86  $    1.50  $    1.39  $    1.13
Return on average assets (3).............      1.46%      1.37%      1.25%      1.34%      1.22%      1.18%      1.10%
Return on average common stockholders'
  equity (3).............................     19.92%     19.10%     17.12%     19.58%     17.98%     17.83%     15.89%

------------------------------

(1) Represents the loss from early extinguishment of debt, less applicable income taxes of $159,000.

(2) The Company redeemed its 7% Cumulative Convertible Preferred Stock in March 1997.

(3) Annualized based on results for the nine months ended September 30, 1997 and 1996.

(4) Includes available-for-sale securities and held-to-maturity securities.

(5) Consists of company-obligated mandatorily redeemable preferred securities of CFB Capital I, a wholly-owned business trust, which holds solely junior subordinated debentures of the Company.

                                     [LOGO]

                           COMMUNITY BANKING MARKETS

    Map of the United States indicating the current states served and the additional acquisition prospect states of the Company. The map is marked to show the Company's affiliates, corporate office and pending acquisitions.

COMMUNITY FIRST MARKETS SERVED

ARIZONA
  Community First National Bank
  1 Market

COLORADO
  Colorado Community First National Banks
  29 Markets

IOWA
  Community First National Banks
  2 Markets

MINNESOTA
  Community First National Banks
  20 Markets

NEBRASKA
  Community First National Banks
  12 Markets

NORTH DAKOTA
  Community First National Banks
  9 Markets

SOUTH DAKOTA
  Community First State Banks
  9 Markets

WISCONSIN
  Community First National Banks
  3 Markets

WYOMING
  Community First National Banks
  24 Markets

PENDING ACQUISITIONS (MARKETS TO BE SERVED)

ARIZONA
  Bank One
  25 Markets

COLORADO BANK ONE
  7 Markets

THE PIONEER BANK OF LONGMONT
  4 Markets

UTAH BANK ONE
  4 Markets

                              RECENT DEVELOPMENTS

PENDING ACQUISITIONS

    PIONEER BANK, LONGMONT, COLORADO. On November 6, 1997, the Company entered into an Agreement and Plan of Merger (the "Pioneer Merger Agreement") to acquire Pioneer Bank of Longmont, Longmont, Colorado ("Pioneer"). As of September 30, 1997, Pioneer had five banking offices in four Colorado communities and had total assets of approximately $119 million, deposits of approximately $110 million and shareholders' equity of approximately $8 million. On completion of the merger, and subject to adjustments set forth in the Pioneer Merger Agreement, the Company expects to issue approximately 700,000 shares of its common stock to the holders of Pioneer common stock. Completion of the transaction is subject to regulatory approvals, approval by the Pioneer shareholders and other conditions. The transaction is anticipated to be completed during the first quarter of 1998 and is expected to be accounted for as a pooling of interests.

    BANK ONE BRANCHES. On September 10, 1997, the Company entered into an Office Purchase and Assumption Agreement (the "Branch Purchase Agreement") with three subsidiary banks of Banc One Corporation (the "Bank One Banks") to acquire 37 banking offices located in Arizona (25 locations), Colorado (8 locations in 7 markets) and Utah (4 locations) (individually, a "Bank One Branch" or, collectively, the "Bank One Branches"). At November 21, 1997, the Bank One Banks reported that the Bank One Branches had total deposits of approximately $760 million and loans of approximately $55 million. The levels of deposits and loans of the Bank One Branches can be expected to vary prior to closing. Under the terms of the Branch Purchase Agreement, the Company will pay a purchase price premium equal to 6% of the deposits of the Bank One Branches at closing. This premium is estimated to be approximately $46 million, based upon the reported level of deposits at November 21, 1997. Consummation of the acquisition is subject to regulatory approvals and other customary conditions and is expected to occur during the first quarter of 1998. The 25 Arizona offices and four Utah offices will be merged into the Republic bank that was recently acquired by the Company. The eight Colorado offices will be merged into the Company's existing Colorado affiliate bank. The acquisition will be accounted for as an acquisition of assets and assumption of liabilities and will result in the recognition by the Company of deposit based intangibles in an amount equal to the purchase price premium, which is estimated to be approximately $46 million, as described above.

    In the Branch Purchase Agreement, the Bank One Banks made certain representations and warranties to the Company as to matters including the businesses, operations and financial condition of the Bank One Branches. These representations and warranties generally terminate as of the date of closing, except such as are contained in bills of sale or related documents. The Company made representations and warranties to the Bank One Banks as to certain matters, including lack of any conflicts of the Branch Purchase Agreement with certain agreements, documents or laws relating to the Company. The Bank One Banks have agreed (i) with specific exceptions, not to acquire or operate any building, office or other facility or premises within a three mile radius of any Bank One Branch office for a period of at least two years after the closing date; (ii) with specific exceptions, not to solicit deposits or refinancing of certain loans from customers of the Bank One Branches for a period of at least one year after the closing date; and (iii) to indemnify the Company from losses arising out of operations at the Bank One Branches, except that such indemnification does not apply to any loans or assets of the Bank One Branches acquired by the Company and is subject to certain other exceptions.

    The Branch Purchase Agreement is subject to termination by each party upon a material breach of the agreement by the other party, among other events. In addition, the agreement may be terminated by the Bank One Banks if the closing has not occurred on or before January 31, 1998, unless the failure to consummate the transaction by such time is due to a breach of the agreement by the Bank One Banks. The Company has deposited $1.5 million with the Bank One Banks, which they may retain if the Company fails to consummate the acquisition on or before January 31, 1998. In order to meet the regulatory capital requirements for completion of the acquisition of the Bank One Branches, the Company intends to increase its level of Tier 1 capital by at least $90 million through the completion of this offering and the Capital Securities Offering on or before January 31, 1998. See "Use of Proceeds; Purpose of Offering." The Company believes that it will be able to consummate the acquisition of the Bank One Branches on or before January 31, 1998; however, no assurance can be given that the Company will be able to meet this timetable. If the acquisition is not completed by that date, the Company may be required to forfeit the deposit paid to the Bank One Banks.

SIGNIFICANT ACQUISITIONS

    In 1997 and 1996, the Company completed the significant acquisitions described below.

    FIRST NATIONAL SUMMIT BANKSHARES, INC. On December 1, 1997, the Company acquired First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit"), a bank holding company that owned and operated a national bank with full service banking facilities in five Colorado communities. As of September 30, 1997, Summit had total assets of approximately $94 million, total deposits of approximately $86 million and total shareholders' equity of approximately $7 million. Upon completion of the merger, which was accounted for as a pooling of interests, the Company issued 314,834 shares of common stock to the former holders of Summit common stock and paid approximately $1.1 million in cash to holders of Summit preferred stock cancelled in the merger. The value of the Company's common stock issued in the merger was approximately $15 million, based upon the trading value of the Company's common stock determined pursuant to the merger agreement.

    REPUBLIC NATIONAL BANCORP, INC. On November 24, 1997, the Company acquired Republic National Bancorp, Inc., Phoenix, Arizona ("Republic"), a bank holding company that owned and operated a national bank with full service banking facilities in Phoenix, Arizona. As of September 30, 1997, Republic had total assets of approximately $52 million, total deposits of approximately $46 million and total shareholders' equity of approximately $5 million. Upon completion of the merger, which was accounted for as a pooling of interests, the Company issued 368,019 shares of common stock to the former holders of Republic common stock. The value of the Company's common stock issued in the merger was approximately $17.4 million, based upon the trading value of the Company's common stock determined pursuant to the merger agreement.

    KEYBANK WYOMING. On July 14, 1997, the Company acquired KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), from KeyCorp, its parent corporation, ("KeyCorp"), for a purchase price of $135 million. KeyBank Wyoming has been renamed "Community First National Bank." As of June 30, 1997, KeyBank Wyoming had total assets of approximately $1.1 billion and 28 banking offices located in 24 communities in Wyoming, including Cheyenne, Laramie, Casper, Sheridan and Jackson. The Company believes its banking network is the largest in Wyoming, providing a full range of commercial and consumer banking services throughout the state. The transaction was accounted for as a business combination using the purchase method of accounting and resulted in the recognition of goodwill by the Company of approximately $60 million.

    MOUNTAIN PARKS FINANCIAL CORP. On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million and total stockholders' equity of approximately $57.1 million. Upon completion of the merger, which was accounted for as a pooling of interests, the Company issued approximately 5.2 million shares of common stock to the former holders of Mountain Parks common stock. The market value of the Company's common stock issued in the merger was approximately $142.2 million, based on the closing price of the Company's common stock on the Nasdaq National Market on December 18, 1996. The Mountain Parks banking offices are located in winter ski and summer recreational areas in the Colorado mountains and in the greater Denver/Boulder metropolitan area. Pursuant to commitments made with the Federal Reserve to address resulting concentrations in certain Colorado banking markets, the Company sold Mountain Parks banking offices in two Colorado communities. The Mountain Parks banking offices' primary lending focus is on commercial loans, real estate mortgage loans, residential real estate construction loans and, to a lesser extent, consumer loans.

                      USE OF PROCEEDS; PURPOSE OF OFFERING

    The net proceeds to the Company from the sale of the Common Stock offered hereby (after deducting underwriting discount and estimated expenses of the Offering) will be approximately $47.6 million ($54.7 million if the Underwriters' over-allotment option is exercised in full). The Company closed its $60 million Capital Securities Offering on December 10, 1997, and intends to use the net proceeds of these two offerings to capitalize the Company's subsidiary banks that will acquire the Bank One Branches. See "Recent Developments -- Pending Acquisitions."

    The purpose of this Offering and the Capital Securities Offering is to provide additional Tier 1 capital to satisfy regulatory capital requirements in connection with the proposed acquisition of the Bank One Branches. See "Recent Developments -- Pending Acquisitions."

    If the acquisition of the Bank One Branches does not occur when it is anticipated, or at all, the Company will retain the net proceeds of this Offering and the Capital Securities Offering for general corporate purposes, which may include, without limitation, other acquisitions, funding investments in, or extension of credit to, the Company's subsidiaries, repayment of maturing obligations and redemption of securities.

    Pending their ultimate application, the net proceeds may be invested in short term investment grade financial instruments.

            PRICE RANGE OF COMMON STOCK AND DIVIDEND PAYMENT HISTORY

    The Company completed an initial public offering of its Common Stock on August 13, 1991 and its shares are publicly traded on the Nasdaq under the symbol "CFBX." The following table sets forth the high and low closing prices of the Company's Common Stock for the periods indicated as reported by the Nasdaq and the dividends paid (or in the case of fourth quarter of 1997, declared) per share for each such period.

                                                                                                              DIVIDENDS
                                                                                         HIGH        LOW       PAID
                                                                                        -------    -------    -------
FISCAL YEAR 1995
    First Quarter....................................................................   $15 3/4    $13 1/4    $.12
    Second Quarter...................................................................    17         14 1/8    .12
    Third Quarter....................................................................    19 1/4     16 3/4    .12
    Fourth Quarter...................................................................    23 3/4     19        .12
FISCAL YEAR 1996
    First Quarter....................................................................    22 3/4     20        .14
    Second Quarter...................................................................    24 1/4     22 1/4    .14
    Third Quarter....................................................................    23 7/8     22 1/2    .14
    Fourth Quarter...................................................................    28 3/4     23 1/8    .16
FISCAL YEAR 1997
    First Quarter....................................................................    32 1/4     27 3/8    .16
    Second Quarter...................................................................    38 3/8     29        .16
    Third Quarter....................................................................    49 1/8     36 3/4    .19
    Fourth Quarter (through December 9, 1997)........................................    51 1/8     45 1/2    .19

    On December 9, 1997 the Company had 1,180 shareholders of record. For a recent closing sale price of the Company's Common Stock, see the cover page of this Prospectus Supplement.

                          COMMON STOCK DIVIDEND POLICY

    Since its initial public offering in August 1991, the Company has paid quarterly cash dividends on the Company's Common Stock. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Board of Directors and will depend on conditions then existing, including the Company's profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below. The principal source of the Company's income (including the funds needed to pay dividends on the Common Stock) is dividends from the Company's subsidiary banks. The payment of dividends by the banks is subject to certain restrictions imposed by federal and state banking laws and regulations.

    The Company's ability to pay cash dividends on the Common Stock is also subject to statutory restrictions and restrictions arising under the terms of its outstanding and to-be-issued capital securities and debt securities. The terms of such securities generally restrict payment of dividends on Common Stock until required payments and distributions are made on those securities and may impose additional restrictions in the future. Under applicable law, cash dividends may be paid only from surplus, or, if there is no surplus, from net profits earned in the current and/or preceding fiscal year. Applicable federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends. The Company does not believe that Delaware corporate law, applicable banking law, or the terms of its securities will materially inhibit its plans to pay cash dividends on the Common Stock for the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at September 30, 1997 and as adjusted to give effect to the proposed issuance of the Common Stock. The As Adjusted column also reflects the recently completed Capital Securities Offering, the pending acquisition of Pioneer and the recently completed acquisitions of Summit and Republic. There can be no assurance that the Pioneer acquisition will be consummated. See "Recent Developments -- Pending Acquisitions" and "Use of Proceeds; Purpose of Offering." The pending acquisition of the Bank One Branches will be accounted for as an acquisition of assets and assumption of liabilities, and therefore no adjustments are necessary to reflect this acquisition.

                                                                                             SEPTEMBER 30, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                           (DOLLARS IN THOUSANDS)
Capital leases...........................................................................  $    5,053   $   5,053
Long-term debt:
  Long-term bank debt....................................................................      26,400      26,400
  7.30% Subordinated Notes due 2004......................................................      60,000      60,000
  9.00% Exchangeable Subordinated Notes due 2005.........................................      11,500      11,500
  Long-term Federal Home Loan Bank advances and other long-term subsidiary borrowings....      23,088      23,088
                                                                                           ----------  -----------
    Total long-term debt.................................................................     120,988     120,988
Company-obligated mandatorily redeemable preferred securities of business trust
  subsidiaries holding solely junior subordinated debentures (1).........................      60,000     120,000
Stockholders' equity:
  Preferred stock, $.01 par value, 2,000,000 shares authorized; no shares issued.........          --          --
  Common stock, $.01 par value, 30,000,000 shares authorized; 18,676,448 shares issued;
    21,059,301 shares issued, as adjusted (2)(3).........................................         187         212
  Capital surplus........................................................................     101,017     160,116
  Retained earnings......................................................................     171,994     181,983
  Treasury stock, 46,426 shares..........................................................      (1,771)     (1,771)
                                                                                           ----------  -----------
    Total stockholders' equity...........................................................     271,427     340,540
                                                                                           ----------  -----------
      Total capitalization...............................................................  $  457,468   $ 586,581
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------

(1) The Company formed CFB Capital I, a wholly-owned business trust subsidiary of the Company, to issue $60 million in stated value of 8 7/8% Cumulative Capital Securities in February 1997. The sole assets of CFB Capital I consist of approximately $61.9 million principal amount of 8 7/8% Junior Subordinated Debentures due 2027 issued by the Company to CFB Capital I. The Company has also formed CFB Capital II, a separate wholly-owned business subsidiary of the Company, in connection with the Capital Securities Offering. The sole assets of CFB Capital II consist of approximately $61.9 million principal amount of 8.20% Junior Subordinated Debentures due 2027 issued by the Company to CFB Capital II.

(2) Reflects the adjustment in the number of shares of Common Stock issued giving effect to the issuance of (i) 1,000,000 shares in this Offering, (ii) 314,834 shares in the recently completed acquisition of Summit, (iii) 368,019 shares in the recently completed acquisition of Republic, and (iv) 700,000 shares in the proposed acquisition of Pioneer. See "Recent Developments -- Pending Acquisitions", "Recent Developments -- Significant Acquisitions" and "Use of Proceeds; Purpose of Offering."

(3) Excludes (i) 690,257 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options outstanding under the Company's stock option plans and (ii) 1,793,305 shares of Common Stock reserved for issuance as of September 30, 1997 pursuant to options which may be granted under the Company's stock option plans.

                                  UNDERWRITING

    The Underwriters named below have agreed, subject to the terms of a Purchase Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite their names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Piper Jaffray Inc..........................................................          600,000
Keefe, Bruyette & Woods, Inc............................................. .          400,000
                                                                             -----------------
  Total....................................................................        1,000,000
                                                                             -----------------
                                                                             -----------------

    The Underwriters have advised the Company that they propose to offer the shares directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to selected dealers at such price less a concession not in excess of $1.00 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $.10 per share to certain other brokers and dealers. After the public offering, the public offering price, concession and reallowance, and other selling terms may be changed by the Underwriters.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus Supplement, under which the Underwriters may purchase up to an additional 150,000 shares of Common Stock from the Company at the Price to Public less the Underwriting Discount set forth on the cover page of the Prospectus. The Underwriters may exercise the option only to cover over-allotments, if any. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as it was obligated to purchase pursuant to the Purchase Agreement.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of Common Stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

    In connection with this Offering, certain Underwriters (and selling group members) may also engage in passive market making transactions in the Common Stock on the Nasdaq. Passive market making consists of displaying bids on the Nasdaq limited by the prices of independent market makers and effecting purchases limited by such prices and in response to order flow. Rule 103 of Regulation M promulgated by the Securities and Exchange Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the Common Stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

    Piper Jaffray Inc. and Keefe, Bruyette & Woods, Inc. have from time to time in recent years performed various investment banking services for the Company, for which they have received customary compensation.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a director of CFB and the owner of Common Stock and warrants to purchase Common Stock, is a partner in Lindquist & Vennum P.L.L.P. Certain legal matters will be passed upon for the Underwriters by Faegre & Benson LLP, Minneapolis, Minnesota.

PROSPECTUS


DATED DECEMBER 10, 1997


                                  $150,000,000



                                     [LOGO]
               COMMON STOCK, PREFERRED STOCK AND DEBT SECURITIES


COMMUNITY FIRST BANKSHARES, INC. (the "Company") may offer from time to time, together or separately, (i) shares of its common stock, par value $.01 per share (the "Common Stock"), (ii) shares of its preferred stock, $.01 par value per share (the "Preferred Stock"), and (iii) its secured or unsecured debt securities, which may be either senior (the "Senior Notes") or subordinated (the "Subordinated Notes" and, together with the Senior Notes, the "Debt Securities"), in amounts, at prices and on terms to be determined at the time of the offering thereof. The Common Stock, Preferred Stock and Debt Securities (collectively, the "Securities") may be offered independently or together in any combination ("Units") for sale directly to purchasers or through dealers, underwriters or agents to be designated. The Subordinated Notes and Preferred Stock may be convertible or exchangeable into other series of Debt Securities, Preferred Stock or Common Stock. The Securities offered pursuant to this Prospectus may be issued in one or more series or issuances, the aggregate initial public offering price of which will not exceed $150.0 million (or the equivalent thereof if the Debt Securities are denominated in one or more foreign currencies of foreign currency units). If any Debt Securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate initial offering price not to exceed $150.0 million less the dollar amount of any securities previously issued hereunder.

The specific terms of the Securities in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in the accompanying supplement to this Prospectus (a "Prospectus Supplement"), including, where applicable, (i) in the case of Common Stock, the aggregate number of shares, or fractional interests therein, offered, (ii) in the case of the Preferred Stock, the specific designation, the aggregate number of shares offered, the dividend rate (or method of calculation thereof), the dividend period and dividend payment dates, whether such dividends will be cumulative or noncumulative, the liquidation preference, voting rights, if any, any terms for optional or mandatory redemption, any terms for conversion or exchange into other series of Preferred Stock or Common Stock and any other special terms, (iii) in the case of Debt Securities, the specific designation, aggregate principal amount, currency, ranking as Senior Notes or Subordinated Notes, authorized denominations, maturity, any premium, rate or method of calculation of interest, if any, and dates for payment thereof, any terms for optional or mandatory redemption, any sinking fund provisions, any terms for conversion or exchange into other series of Debt Securities, Preferred Stock or Common Stock and any other special terms and (iv) the initial public offering price and the net proceeds to the Company from and other specific terms relating to the Offered Securities. Units may be issued in amounts, at prices, on terms and containing such conditions, covenants and other provisions, and consisting of Offered Securities and other securities as are set forth in a Prospectus Supplement. A Prospectus Supplement also will contain information, where applicable, about certain United States federal income tax considerations relating to and any listing on a securities exchange of the Offered Securities covered by the Prospectus Supplement.


The Senior Notes will rank PARI PASSU in right of payment with all unsubordinated indebtedness of the Company, but, except to the extent such Senior Notes are secured by collateral, they will be effectively subordinated to the rights of holders of secured and unsubordinated indebtedness of the Company to the extent of the value of the collateral securing such indebtedness. The Senior Notes will rank senior to all subordinated and unsecured indebtedness of the Company. The Subordinated Notes will be subordinate in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including any Senior Notes.


This Prospectus may not be used to consummate sales of Securities unless accompanied by a Prospectus Supplement.


For a discussion of certain factors which should be considered by prospective purchasers of the securities offered hereby, see "Risk Factors" beginning on page 6 herein.


THESE SECURITIES ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, BY ANY OTHER GOVERNMENTAL AGENCY, OR OTHERWISE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

The Company may sell the Securities (i) through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate, with such underwriters to be designated at the time of sale, (ii) through agents designated from time to time or (iii) directly. The names of any underwriters or agents of the Company involved in the sale of the Securities, the public offering price or purchase price thereof, and any applicable fees, commissions or discounts, will be set forth, or will be calculable from the information set forth, in the accompanying Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for agents, dealers and underwriters.
                           --------------------------

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information can be inspected and copied at the public reference facilities that the Commission maintains at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the Commission at the principal offices of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, the Commission also maintains an internet web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information also may be inspected at the National Association of Securities Dealers, Inc., 1735 K. Street N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in the Prospectus concerning the contents of any documents referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description, and each such statement shall be deemed qualified in its entirety by such reference.

    Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars," or "U.S.$").

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, which have been filed by the Company with the Commission (File No. 0-19368) pursuant to the Exchange Act, are hereby incorporated by reference in this Prospectus: (i) Annual Report on Form 10-K for the year ended December 31, 1996, as amended by Form 10-K/A filed on May 8, 1997; (ii) Current Report on Form 8-K filed July 29, 1997, as amended on Form 8-K/A filed on September 22, 1997; (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997; (iv) the description of the Company's Common Stock as set forth on its Form 8-A Registration Statement filed with the Commission and effective on August 13, 1991, (v) the description of the Company's Common Stock and undesignated Preferred Stock, as set forth on its Form 8-A Registration Statement filed with the Commission on April 7, 1994, as amended on September 19, 1994, and (vi) the description of the Company's Preferred Stock Purchase Rights, as set forth on its Form 8-A Registration Statement filed with the Commission on January 9, 1995.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus shall be deemed to be incorporated by reference herein. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed superseded or modified for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein or in the accompanying Prospectus Supplement by reference) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or the accompanying Prospectus Supplement.

    The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, on the written or oral request of any such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents.) Written requests for such copies should be directed to the Company, 520 Main Avenue, Fargo, North Dakota 58124-0001, Attention: Mark A. Anderson, Executive Vice President and Chief Financial Officer of the Company at (701) 298-5600.

    NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR A PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND ANY INFORMATION OR REPRESENTATIONS NOT CONTAINED HEREIN OR THEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT APPLICABLE TO THE OFFERED SECURITIES BEING SOLD. THE DELIVERY OF THIS PROSPECTUS AND A PROSPECTUS SUPPLEMENT RELATING TO PARTICULAR OFFERED SECURITIES SHALL NOT CONSTITUTE AN OFFER OF ANY OF THE OTHER OFFERED SECURITIES COVERED BY THIS PROSPECTUS. THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE OFFERED SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION OF AN OFFER TO BUY THE OFFERED SECURITIES IS UNLAWFUL.

                                  THE COMPANY


    The Company is a multi-bank holding company that as of September 30, 1997 had total assets of approximately $4.2 billion. As of December 1, 1997, following the completion of two recent acquisitions, the Company operated banks and bank branches (the "Company Banks") in 109 communities in Arizona, Colorado, Iowa, Minnesota, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming. The Company operates community banks primarily in small and medium-sized communities and the surrounding market areas. The Company provides a full range of financial products and services to individuals and businesses, including commercial and consumer banking, trust, insurance and investment services.


    The Company's strategy is to operate and continue to acquire banks and bank branches in communities which generally have populations between 3,000 and 50,000 and are located in the Company's key target acquisition states of Arizona, Colorado, Iowa, Kansas, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and Wyoming, and additionally in the adjacent states of Idaho, Illinois, Missouri, New Mexico, Oklahoma and Utah (this seventeen state area is collectively referred to as the "Acquisition Area"). Such communities are believed to provide the Company with the opportunity for a stable, relatively low-cost deposit base. The individual banks and bank branches sought to be acquired by the Company generally have approximately $20 million to $150 million in assets.


    On November 6, 1997, the Company entered into an agreement to acquire Pioneer Bank of Longmont, Longmont, Colorado ("Pioneer"). As of September 30, 1997, Pioneer had total assets of approximately $119 million, deposits of approximately $110 million and five banking offices in four Colorado communities. On completion of the merger and subject to adjustments set forth in the acquisition agreement, the Company expects to issue approximately 700,000 shares of its common stock to the holders of Pioneer common stock. Completion of the transaction is subject to regulatory approvals, approval by the Pioneer shareholders and other conditions. The transaction is anticipated to be completed during the first quarter of 1998 and is expected to be accounted for as a pooling of interests.



    On September 10, 1997, the Company entered into an agreement with three subsidiary banks of Banc One Corporation (the "Bank One Banks") to acquire 37 banking offices located in Arizona, Colorado and Utah (the "Bank One Branches"). At November 21, 1997, the Bank One Banks reported that the Bank One Branches had total deposits of approximately $760 million and loans of approximately $55 million. The levels of deposits and loans of the Bank One Branches can be expected to vary prior to closing. Under the terms of the acquisition agreement, the Company will pay a purchase price premium equal to 6% of the deposits of the Bank One Branches at closing. This premium is estimated to be approximately $46 million, based upon the reported level of deposits at November 21, 1997. Consummation of the acquisition is subject to regulatory approvals and other customary conditions and is anticipated to occur during the first quarter of 1998. The acquisition will be accounted for as an acquisition of assets and assumption of liabilities and will result in the recognition by the Company of deposit-based intangibles in an amount equal to the purchase price premium, which is estimated to be approximately $46 million, as described above.



    On December 1 and November 24, 1997, respectively, the Company acquired First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit") and Republic National Bancorp, Inc., Phoenix, Arizona ("Republic"). As of September 30, 1997, Summit had total assets of approximately $94 million, deposits of approximately $86 million and banking offices in five Colorado communities, and Republic had total assets of approximately $52 million, deposits of approximately $46 million and one banking office in Phoenix, Arizona. In connection with the Republic and Summit mergers, the Company issued 368,019 shares of its common stock to the holders of Republic common stock and 314,834 shares of its common stock to the holders of Summit common stock, respectively. In addition, the former holders of Summit preferred stock received $100 in cash per share of preferred stock surrendered plus accrued but unpaid dividends. Each of these business combinations was accounted for as a pooling of interests.

    On July 14, 1997, the Company acquired KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), a subsidiary of KeyCorp, for a cash purchase price of approximately $135 million. As of June 30, 1997, KeyBank Wyoming had total assets of approximately $1.1 billion and banking offices in 24 communities in Wyoming. The transaction was accounted for as a business combination using the purchase method of accounting and resulted in the recognition of goodwill by the Company of approximately $60 million.

    On December 18, 1996, the Company acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities. The facilities in two of these communities were sold following the acquisition. At September 30, 1996, Mountain Parks had total assets of approximately $581.8 million. The Company issued approximately 5.2 million shares of common stock for a total transaction value of approximately $142.2 million, based on market value as of the date of closing. The transaction was a business combination accounted for as a pooling of interests.

    The Company provides the Banks with the advantages of affiliation with a multi-bank holding company, such as access to its lines of financial services, including trust products and administration, insurance and investment services, data processing services, credit policy formulation and review, investment management and specialized staff support, while granting substantial autonomy to managers of the Banks with respect to day-to-day operations, customer service decisions and marketing. The Banks are encouraged to participate in community activities, support local charities and community development, and otherwise to serve their communities.

    The Company's principal executive offices are located at 520 Main Avenue, Fargo, North Dakota 58124-0001 and its telephone number is (701) 298-5600. The Company also maintains a web site at http://www.cfbx.com.

                                  RISK FACTORS

    INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR IN THE ACCOMPANYING PROSPECTUS SUPPLEMENT MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE " OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS AND OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT ACCOMPANYING THIS PROSPECTUS, AS WELL AS ANY EXHIBITS AND ATTACHMENTS TO THIS PROSPECTUS AND SUCH PROSPECTUS SUPPLEMENT, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

RISKS INVOLVED IN ACQUISITION STRATEGY


    The Company's acquisitions will continue to present material risks. The Company has grown and intends to continue to grow primarily through acquisitions of banks and other financial institutions. Such acquisitions involve risks of adversely changing results of operations, unforeseen liabilities or asset quality problems of acquired entities and other conditions beyond the control of the Company, such as adverse personnel relations, loss of customers because of change of identity and deterioration in local economic conditions. In connection with the acquisition of financial institutions, the Company may from time to time acquire new businesses that are different from its core business of commercial banking and which present operating and strategic risks different from those confronted in its core business. These various acquisition risks can be heightened by larger transactions. To date, KeyBank Wyoming and Mountain Parks are the largest institutions acquired by the Company. The proposed acquisition of the Bank One Branches also represents a large acquisition for the Company, and is expected to be consummated shortly after the recent Summit and Republic acquisitions and in advance of the proposed acquisition of Pioneer. See "The Company." The proposed acquisitions of the Bank One Branches and Pioneer are subject to various conditions, and there can be no assurance that they will be consummated.



    Managing growth through acquisitions, including absorption and training of personnel, combination of office and operations procedures and related matters, is a difficult process. In connection with its recent significant acquisitions, the Company has experienced challenges with data and item processing conversion, management training, staffing and other operational integration areas. These issues have resulted in the need for management and support personnel to allocate increased time to the integration process, in some cases slowing the acquired institutions' marketing and business development efforts. Although the Company is taking steps, and reviewing other initiatives, to address the issues resulting from recent acquisitions, the Company continues to experience challenges and may experience such issues in connection with future acquisitions. There can be no assurance that these problems will not result in significant additional disruption or expense.


    Management believes future growth in the assets and earnings of the Company will depend in significant part on consummation of further acquisitions. The ability of the Company to pursue this strategy depends in part on its capital position and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Further, acquisition candidates may not be available in the future on terms favorable to the Company. The Company must compete with a variety of individuals and institutions, including major regional bank holding companies, for suitable acquisition candidates. Although the Company has focused its attention on smaller markets, in which the Company believed there was less competition from the money center banks and major regional bank holding companies, the Company recently acquired operations in metropolitan areas. The Company may make further acquisitions of companies with operations in metropolitan areas, in which case it will face more competition for such acquisitions from larger institutions. Further, certain regional holding companies have focused in some cases on the smaller markets traditionally targeted by the Company, and there can be no assurance that the acquisition activities of competitors in these markets will not increase. Such competition is likely to affect the Company's ability to make acquisitions, increase the price that the Company pays for certain acquisitions and increase the Company's costs in analyzing possible acquisitions.

GENERAL ECONOMIC CONDITIONS

    Periods of economic slowdown or recession, rising interest rates, fluctuations or declining demand for banking and financial services are conditions that are beyond the control of the Company and may adversely affect the Company's business.

DEPENDENCE ON DIVIDENDS FROM SUBSIDIARY BANKS

    As a holding company, with the substantial majority of its assets represented by its equity interest in its subsidiary banks, the Company's ability to pay interest on its Debt Securities and dividends on Preferred Stock depends primarily upon the cash dividends the Company receives from the subsidiary banks. Dividend payments from the subsidiary banks are subject to regulatory limitations, generally based on current and retained earnings, imposed by the various regulatory agencies with authority over the respective subsidiary banks. Payment of dividends is also subject to regulatory restrictions if such dividends would impair the capital of the subsidiary banks. Payment of subsidiary bank dividends is also subject to the subsidiary banks' profitability, financial condition and capital expenditures and other cash flow requirements. No assurance can be given that the subsidiary banks will be able to pay dividends at past levels, or at all, in the future.

NEED FOR ADDITIONAL FINANCING


    The Company's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Other than as described in this Prospectus or the accompanying Prospectus Supplement, the Company has no commitments for additional borrowings or sales of equity capital and there can be no assurance that the Company will be successful in consummating any such future financing transactions on terms satisfactory to the Company, if at all. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. In addition, covenants under the Company's current and future debt securities and credit facilities may significantly restrict the Company's ability to incur additional indebtedness and to issue Preferred Stock. The Company's ability to repay its outstanding indebtedness, including the Debt Securities, at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the Company does not have access to the capital markets for the sale of additional debt or equity securities through public offerings or private placements on terms reasonably satisfactory to the Company.


COMPETITION

    Banking is a highly competitive industry. The Banks compete directly with other banks and lending and financial institutions in their local communities. The Banks also compete indirectly with regional and national financial institutions, especially in larger metropolitan market areas in which the Company has increased its operations as a result of recent acquisitions. Further, changes in government regulation of banking, particularly recent legislation which removes restrictions on interstate banking and permits interstate branching, are likely to increase competition by out-of-state banking organizations or by other financial institutions in the Company's smaller markets as well as its metropolitan market areas.

REGULATION

    As a bank holding company, the Company is subject to extensive regulation by the Federal Reserve Board. This regulation limits the manner in which the Company and the Banks conduct their businesses and obtain financing and is designed primarily to protect depositors and not to benefit holders of securities of financial institutions. In addition, the Banks are subject to extensive regulation by various federal and state regulatory authorities. The banking industry is subject to changing laws and regulations. Recent trends have steadily expanded the geographic scope of services that may be offered by the banking industry and have allowed additional competition in many geographical regions. Recent trends have steadily expanded the geographic and functional scope of services offered by the banking industry. In September 1994, the Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") was enacted. The IBBEA largely eliminated restrictions on interstate banking and since June 1, 1997 has permitted interstate branching, subject to certain options which states may enact by law. Certain aspects of the IBBEA were clarified and amended in 1997, with the passage of the Riegle-Neal Clarification Act. The Economics Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") streamlined application processes and eased regulations in several areas, facilitating acquisitions and expansion of non-banking activities. The IBBEA and EGRPRA may increase competition by both out-of-state and in-state banking organizations or by other financial institutions. There can be no assurance that implementation of and changes in laws and regulations affecting banking will not adversely affect the Company.


YEAR 2000 ISSUE



    The Company is evaluating the potential impact of what is commonly referred to as the "Year 2000" issue, concerning the inability of certain information systems to properly recognize and process dates containing the year 2000 and beyond. If not corrected, these systems could fail or create erroneous results. The Company is in the process of determining which of its systems, if any, may present Year 2000 issues, the magnitude of these issues, and the steps that may be necessary to correct them. Therefore, the potential liabilities and costs associated with Year 2000 compliance cannot be estimated with certainty at this time. Regardless of the Year 2000 compliance of the Company's systems, there can be no assurance that the Company will not be adversely affected by the failure of others to become Year 2000 compliant. Such risks may include potential losses related to loans made to third parties whose businesses are adversely affected by the Year 2000 issue, the disruption or inaccuracy of data provided by non-Year 2000 compliant third parties and business disruption caused by the failure of service providers, such as security and data processing companies, to become Year 2000 compliant. Because of these uncertainties, there can be no assurance that the Year 2000 issue will not have a material financial impact in any future period.


KEY PERSONNEL

    Continued profitability of the Banks and the Company are dependent on a limited number of key persons, including Donald R. Mengedoth, the President and Chief Executive Officer, Mark A. Anderson, the Executive Vice President and Chief Financial Officer, Ronald K. Strand, the Executive Vice President, Banking Group, and David E. Groshong, the Executive Vice President, Financial Services, of the Company. There would likely be a difficult transition period in case the services of any of these individuals were lost to the Company because of death or other reasons. There is no assurance that the Company will be able to retain its current key personnel or attract additional qualified key persons as needed.

                                USE OF PROCEEDS

    Except as otherwise described in the accompanying Prospectus Supplement, proceeds from sales of Securities offered hereby, net of expenses in connection with any such offering, will be used (i) to finance acquisitions by the Company and (ii) for general corporate purposes.

                  RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS



    The following are the consolidated ratios of earnings to combined fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 1996 and the nine month periods ended September 30, 1996 and 1997.



                                                         NINE MONTHS
                                                            ENDED
                                                        SEPTEMBER 30,          YEAR ENDED DECEMBER 31,
                                                        -------------    ------------------------------------
                                                        1997     1996    1996    1995    1994    1993    1992
                                                        ----     ----    ----    ----    ----    ----    ----
Earnings to combined fixed charges and preferred
  stock dividends:
  Excluding interest on deposits.....................   4.54x    4.58x   4.14x   4.46x   5.23x   7.60x   8.53x
  Including interest on deposits.....................   1.59x    1.57x   1.52x   1.55x   1.66x   1.61x   1.46x



    For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent income before income taxes, extraordinary items, fixed charges and preferred stock dividends. Fixed charges represent interest expense, including the interest component of rental expense. Preferred stock dividends are assumed to equal the amount of pre-tax income that would be necessary to pay such dividends.


                           DESCRIPTION OF SECURITIES

    The following description of the terms of the Securities sets forth certain general terms and provisions of the Securities to which any Prospectus Supplement may relate. The particular terms of the Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Securities so offered will be described in the Prospectus Supplement relating to such Securities.


    The Company is authorized to issue 32,000,000 shares of stock, consisting of 30,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, $.01 par value per share, of which 230,000 shares are designated as 7% Cumulative Convertible Preferred Stock (subject to the Company's intention to cancel the designation of such shares, which would become undesignated shares) and 150,000 shares are designated as Series A Junior Participating Preferred Stock. As of September 30, 1997, the Company had issued and outstanding 18,630,022 shares of Common Stock, net of treasury shares, and no issued and outstanding shares of Preferred Stock. As of such date, there were approximately 1,200 holders of record of the outstanding shares of Common Stock and an additional estimated 5,900 beneficial holders. In addition, pursuant to its recently completed acquisitions of Republic and Summit, the Company has issued 682,853 shares of Common Stock, and anticipates issuing approximately 700,000 shares of Common Stock in connection with its pending acquisition of Pioneer. See "The Company."


COMMON STOCK

    The following summary of the Company's Common Stock is qualified in its entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), its Amended Bylaws (the "Bylaws"), and the Delaware General Corporation Law, as amended (the "Delaware Law").

    GENERAL. There are no preemptive rights, conversion rights, or redemption or sinking fund provisions with respect to the shares of Common Stock. All of the outstanding shares of Common Stock are duly and validly authorized and issued, fully paid and non-assessable.

    VOTING. Holders of Common Stock (the "Common Stockholders") are entitled to one vote for each share held on each matter submitted to a vote of the Common Stockholders; except that each stockholder may cumulate votes in the election of directors. In such elections, each Common Stockholder will have a number of votes equal to the number of shares held by such holder multiplied by the number of directors to be elected. Such votes may be cast for a single candidate or divided among any number of candidates. In certain circumstances, cumulative voting rights allow the holders of less than a majority of Common Stock to elect directors when such holders may not be able to elect any directors if cumulative voting was not allowed.


    DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS. Subject to the rights of the Preferred Stock, the Common Stockholders are entitled to receive dividends as and when declared by the Board of Directors of the Company. Under Delaware corporate law, the Company may declare and pay dividends out of surplus, or if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding year. No dividends may be declared, however, if the capital of the Company has been diminished by depreciation, losses or otherwise to an amount less than the aggregate amount of capital represented by any issued and outstanding stock having a preference on distribution. The Company's ability to pay cash dividends on the Common Stock is also subject to restrictions arising under the terms of its outstanding and to-be-issued capital securities and debt securities. The terms of such securities generally restrict payment of dividends on Common Stock until payments and distributions are made on those securities and may impose additional restrictions in the future. Applicable federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends.


    Federal banking laws and regulations limit the Company's ability to redeem its equity securities. In general, bank holding companies are required to obtain the prior approval of the Federal Reserve Board before any redemption of permanent equity or other capital instruments, if the aggregate amount of such redemptions over a twelve-month period exceeds ten percent of the net worth of the company . However, a bank holding company is not required to obtain the prior Federal Reserve Board approval for the redemption if (i) both before and immediately after the redemption, the bank holding company is well capitalized;
(ii) the bank holding company is well managed; and (iii) the bank holding company is not the subject of any unresolved supervisory issues. The Company currently satisfies all of these criteria. Finally, any perpetual preferred stock with a feature permitting redemption at the option of the issuer may qualify as capital only if the redemption is subject to the prior approval of the Federal Reserve Board.

    If the Company were liquidated, the Common Stockholders would be entitled to receive, pro rata, all assets available for distribution to them after full satisfaction of the Company's liabilities and any payment applicable to the Preferred Stock then outstanding.

    SHAREHOLDER RIGHTS PLAN. Pursuant to a Rights Agreement dated as of January 5,1995 (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, each share of Common Stock has attached one preferred share purchase right (a "Right"). Except as set forth below, each Right entitles the registered holder to purchase from the Company one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Junior Participating Preferred Stock"), at a price of $63 per one one-hundredth of a share (the "Purchase Price").

    Until the Distribution Date, as hereinafter defined, the Rights will be transferred with and only with Common Stock certificates. The Rights will separate from the shares of Common Stock and a "Distribution Date" for the Rights will occur upon the earlier of ten days following (i) a public announcement that, without the prior consent of the Board of Directors, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of voting securities having 15% or more of the voting power of the Company (the "Stock Acquisition Date"), or (ii) the commencement of (or a public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons having beneficial ownership of voting securities having 15% or more of the voting power of the Company.

    The Rights are not exercisable until the Distribution Date. The Rights will expire on January 5, 2005, unless earlier redeemed by the Company.

    In the event that any person becomes the beneficial owner of 15% or more of the voting power of the Company, ten days thereafter (the "Flip-In Event") each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price of the Right, Common Stock (or, in certain circumstances, a combination of cash, other property, Common Stock or other securities) which has a value of two times the Purchase Price of the Right (such right being called the "Flip-In Right"). In the event that the Company is acquired in a merger or other business combination transaction where the Company is not the surviving corporation or in the event that 50% or more of its assets or earning power is sold, proper provision shall be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, common stock of the acquiring entity which has a value of two times the Purchase Price of the Right (such right being called the "Flip-Over Right"). The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right. Upon the occurrence of the Flip-In Event, any Rights that are or were at any time owned by an Acquiring Person shall become null and void insofar as they relate to the Flip-In Right.

    The Purchase Price payable, and the number of shares of Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution under certain circumstances.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the voting power of the Company and prior to the acquisition by such person or group of 50% or more of the voting power of the Company, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Junior Participating Preferred Stock (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) per Right (subject to adjustment).

    At any time prior to the earlier to occur of (i) the tenth day after the Stock Acquisition Date, or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), at such time as the Board of Directors shall establish. Additionally, the Continuing Directors may, following the Stock Acquisition Date, redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that either (a) the Acquiring Person reduces his beneficial ownership to less than 15% of the voting power of the Company in a manner which is satisfactory to the Continuing Directors and there are no other Acquiring Persons, or (b) such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person. The redemption of Rights described in the preceding sentence shall be effective only after ten (10) business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

    The Junior Participating Preferred Stock purchasable upon exercise of the Rights will be nonredeemable. Each share of Junior Participating Preferred Stock will have a preferential quarterly dividend in an amount equal to 100 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Junior Participating Preferred Stock will receive a preferred liquidation payment of $100 per whole share of Junior Participating Preferred Stock. Each whole share of Junior Participating Preferred Stock will have 100 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which Common Stock are exchanged, each share of Junior Participating Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the Junior Participating Preferred Stock as to dividends and liquidations, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

    Until a Right is exercised, it will not entitle the holder to any rights as a shareholder of the Company (other than those as an existing shareholder), including, without limitation, the right to vote or to receive dividends.

    The terms of the Rights may be amended by the Board of Directors of the Company (i) prior to the Distribution Date in any manner, and (ii) on or after the Distribution Date to cure any ambiguity, to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, or in any manner not adversely affecting the interests of the holders of the Rights.

    INDEMNIFICATION AND LIMITED LIABILITY. The Company's Certificate of Incorporation and Bylaws require the Company to indemnify the directors and officers of the Company to the fullest extent permitted by law. In addition, as permitted by Delaware Law, the Company's Certificate of Incorporation and Bylaws provide that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for such director's breach of duty as a director, except from liability for (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) any liability under Section 174 of Delaware Law for unlawful distributions or (iv) any transaction from which the director derived an improper personal benefit. This provision of the Certificate of Incorporation will limit the remedies available to a stockholder who is dissatisfied with a decision of the Board of Directors protected by this provision, and such stockholder's only remedy in that circumstance may be to bring a suit to prevent the action of the Board of Directors. In many situations, this remedy may not be effective, including instances when stockholders are not aware of a transaction or an event prior to action of the Board of Directors in respect of such transaction or event.

    Subject to certain limitations, the Company's officers and directors are insured against losses arising from claims made against them for wrongful acts which they may become obligated to pay or for which the Company may be required to indemnify them.


    RESTRICTION ON BUSINESS COMBINATIONS. Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to the date of the business combination, the transaction is approved by the Board of Directors of the corporation, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (iii) on or after such date the business combination is approved by the Board of Directors of the corporation and by the afi affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. None of the Company's stockholders is currently classified as an "interested person."


    OTHER MATTERS. The Common Stock is listed on Nasdaq National Market under the symbol "CFBX." Norwest Bank Minnesota, N.A., Minneapolis, Minnesota, is the transfer agent and registrar for the Common Stock.

PREFERRED STOCK

    The description of certain provisions of the Preferred Stock set forth below and in any Prospectus Supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Certificate of Incorporation, and the Certificate of Designation relating to each series of Preferred Stock, which will be filed with the Secretary of State of Delaware and the Commission in connection with the offering of such series of Preferred Stock.


    GENERAL. The Board of Directors of the Company has the authority, without approval of the Company's stockholders, to issue a maximum of 2,000,000 shares of Preferred Stock, $.01 par value, and to establish one or more classes or series of Preferred Stock having such voting powers, and such designations, preferences and relative, participating, optional and other special rights, and qualifications, limitations or restrictions thereof, as the Board of Directors may determine. There are currently reserved for issuance up to 150,000 shares of Junior Participating Preferred Stock issuable under the Rights Agreement (see "Common Stock -- Shareholder Rights Plan" above) and 230,000 unissued shares that are designated as 7% Cumulative Convertible Preferred Stock (subject to the Company's intention to cancel the designation of the shares of 7% Cumulative Convertible Preferred Stock, which would become undesignated shares of Preferred Stock).


    The authority of the Board of Directors with respect to each such class or series shall include, but is not limited to, the determination of: (i) the distinctive serial designation of such class or series and the number of shares constituting such class or series, (ii) the dividend rate for such class or series, and whether dividends shall be cumulative, (iii) whether the shares of such class or series are redeemable and, if so, the terms and conditions of such redemption, (iv) the obligation, if any, to establish a sinking fund, (v) the terms, if any, under which such class or series is convertible or exchangeable for shares of any other class or series, (vi) whether the shares have voting rights and, if so, the terms and conditions of such voting rights, (vii) the rights of the shares of such class or series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Company, and (viii) any other relative rights, powers, preferences, qualifications, limitations or restrictions thereof relating to such class or series. The shares of Preferred Stock of any one class or series shall be identical with each other in all respects except as to the dates from and after which dividends shall cumulate, if cumulative. The Preferred Stock will have the dividend, liquidation and voting rights set forth below unless otherwise provided in the accompanying Prospectus Supplement relating to a particular series of Preferred Stock. Preferred Stock will be fully paid and nonassessable upon issuance against full payment of the purchase price therefor.

    DIVIDEND RIGHTS. Holders of the Preferred Stock of each series will be entitled to receive when, as and if declared by the Board of Directors of the Company, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the accompanying Prospectus Supplement. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of the Company on such record dates as will be fixed by the Board of Directors of the Company. Dividends on any series of the Preferred Stock may be cumulative or noncumulative, as provided in the accompanying Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and the Company will have no obligation to pay the dividend accrued for that period, whether or not dividends are declared for any future period. Dividends on shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date set forth in the accompanying Prospectus Supplement.


    CONVERSION RIGHTS. The holders of Preferred Stock will be entitled, to the extent and at the times provided in the Prospectus Supplement (except with respect to shares called for redemption as to which all conversion rights shall cease on the redemption date, Unless the Company shall default in the payment of the redemption price) to convert their shares of Preferred Stock into shares of Common Stock at the conversion price per share of Preferred Stock provided in the Prospectus Supplement (subject to adjustment as set forth below).



    Shares of Preferred Stock surrendered for conversion during the period from the close of business on any record date for the payment of dividends on such Preferred Stock to the opening of business on the corresponding dividend payment date (except shares called for redemption during such period) must be accompanied by payment of an amount equal to the dividend payable on such shares on such dividend payment date. The registered holder of such shares of Preferred Stock at the close of business on a dividend payment record date shall be entitled to receive the dividend payable on such shares (except shares called for redemption between such record date and the dividend payment date) on the corresponding dividend payment date notwithstanding the conversion thereof or the Company's default in payment of the dividend due on such dividend payment date. A holder of Preferred Stock on a dividend payment record date who (or whose transferee) converts shares of Preferred Stock on a dividend payment date will receive the dividend payable on such Preferred Stock by the Company on such date, and the converting holder need not include payment in the amount of such dividend upon surrender of shares of Preferred Stock for conversion.



    No fractional shares will be issued upon conversion and, in lieu thereof, an adjustment in cash will be made based upon the last reported sale price of the Common Stock (or if not available, the average of the closing bid and asked prices) on the Nasdaq National Market, or on the principal national securities exchange where the Common Stock may then be traded, on the last business day prior to the date of such conversion.



    The conversion rate is subject to adjustment in certain events, including
(i) the issuance of capital stock of the Company as a dividend or a distribution, (ii) subdivisions, combinations and reclassifications of the Common Stock, (iii) the issuance to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at less than the current market price, and (iv) the distribution to all holders of Common Stock of evidences of indebtedness of the Company or of assets (other than cash dividends from retained earnings) or subscription rights to securities of the Company (other than those referred to above). Except in these cases, the conversion rate will not be adjusted for the issuance of Common Stock. No adjustment of the conversion rate will be required to be made in any case until cumulative adjustments amount to at least one percent of the current conversion rate. The Company reserves the right to make such increases in the conversion rate in addition to those required by the foregoing provisions as the Company in its discretion shall determine to be advisable in order that certain stock related distributions hereafter made by the Company to its shareholders shall not be taxable. Except as discussed above or provided in the Prospectus Supplement, no adjustment upon conversion will be made for dividends on either the Preferred Stock or the Common Stock.



    In case of any consolidation or merger of the Company with or into any other corporation other then a consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification of or change in outstanding shares of Common Stock, or any sale or transfer of all or substantially all the assets of the Company, the holder of each share of Preferred Stock shall after such consolidation, merger, sale or transfer have the right to convert such share of Preferred Stock into the kind and amount of securities, cash and other property which such holder would have been entitled to receive upon such consolidation, merger, sale or transfer if the holder had held the Common Stock issuable upon the conversion of such share of Preferred Stock immediately prior to such consolidation, merger, sale or transfer.



    REDEMPTION AT THE OPTION OF THE COMPANY. The Preferred Stock is redeemable, in whole or in part, at the option of the Company to the extent and at the times described in the Prospectus Supplement. The Company shall, on or prior to the date fixed for redemption, but not earlier than 45 days prior to the redemption date, deposit with its transfer agent or other redemption agent, as a trust fund, a sum sufficient to redeem the shares called for redemption, with irrevocable instructions and authority to such agent to give or complete the required notice of redemption and to pay the holders of such shares the redemption price upon surrender of their certificates. Such deposit shall be deemed to constitute full payment of such shares to their holders and from and after the date of such deposit, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, the shares represented thereby shall no longer be deemed outstanding, the right to receive dividends and distributions shall cease to accrue from and after the redemption date, and all rights of the holders of the Preferred Stock called for redemption as shareholders of the Company shall cease and terminate, except the right to receive the redemption price, without interest, upon the surrender of their respective certificates, and except the right to convert their shares of Preferred Stock until the close of business on the redemption date.



    Unless full accumulated dividends on all outstanding shares of the Preferred Stock shall have been or contemporaneously are declared and paid or set apart for payment for all past dividend periods, the Preferred Stock may not be redeemed unless all the outstanding Preferred Stock is redeemed, and the Company may not purchase any shares of the Preferred Stock otherwise than pursuant to a purchase offer made on the same terms to all holders of Preferred Stock, provided that the Company may complete the purchase or redemption of shares of Preferred Stock for which a purchase contract was entered into, or notice of redemption of which was initially given, prior to such default.



    Notice of redemption shall be mailed to each holder of Preferred Stock to be redeemed at the address shown on the books of the Company not less than 30 days nor more than 60 days prior to the redemption date. If less than all of the outstanding shares of Preferred Stock are to be redeemed, the Company will select the shares to be redeemed by lot, pro rata (as nearly as may be), or in such other equitable manner as the Board of Directors of the Company may determine.



    The Company may be required to obtain the approval of the Federal Reserve Board for any redemption of any shares of the Preferred Stock. Because redemption of the Preferred Stock would reduce the Company's regulatory capital, redemption could be effected only if the Company had sufficient excess capital to meet applicable guidelines after the redemption. The Federal Reserve generally does not favor substantial reductions of capital even if excess capital exists.


    RIGHTS UPON LIQUIDATION. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution of assets is made to holders of Common Stock, liquidating distributions in the amount set forth in the accompanying Prospectus Supplement plus an amount equal to accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series are not paid in full, the holders of the Preferred Stock of such series will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts (which may include accumulated dividends) to which they are entitled. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of such series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. Neither the sale of all or a portion of the Company's assets nor the merger or consolidation of the Company into or with any other corporation shall be deemed to be a dissolution, liquidation or winding up, voluntary or involuntary, of the Company.

    VOTING RIGHTS. Except as indicated in the accompanying Prospectus Supplement, or except as expressly required by Delaware Law, the holders of the Preferred Stock will not be entitled to a vote on matters submitted for a vote of Company stockholders. In the event the Company issues shares of a series of the Preferred Stock, unless otherwise indicated in the Prospectus Supplement relating to such series, each share will be entitled to one vote on matters on which holders of such series are entitled to vote. In the case of any series of Preferred Stock having one vote per share on matters on which holders of such series are entitled to vote, the voting power of such series, on matters on which holders of such series and holders of any other series of Preferred Stock are entitled to vote as a single class, will depend on the number of shares in such series, not the aggregate stated value, liquidation preference or initial offering price of the shares of such series of the Preferred Stock.

    So long as any Preferred Stock of any series remains outstanding, the Company will not, without the consent of the holders of the outstanding Preferred Stock of such series and outstanding shares of all series of Preferred Stock ranking on a parity with the Preferred Stock of such series (hereinafter the "Preference Stock") either as to dividends or the distribution of assets upon liquidation, dissolution or winding up and upon which like voting rights have been conferred and are then exercisable, by a vote of at least two-thirds of all such outstanding Preferred Stock and Preference Stock voting together as a class, given in person or by proxy, either in writing or at a meeting, (i) authorize, create or issue, or increase the authorized or issued amount of, any class or series of stock ranking prior to the Preferred Stock with respect to payment of dividends or the distribution of assets on liquidation, dissolution or winding up, or (ii) amend, alter or repeal, whether by merger, consolidation or otherwise, the provisions of the Company's Restated Certificate of Incorporation, as amended, or of the resolutions contained in a Certificate of Designation for any series of the Preferred Stock designating such series of the Preferred Stock and the preferences and relative, participating, optional or other special rights and qualifications, limitations and restrictions thereof, so as to materially and adversely affect any right, preference, privilege or voting power of the Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or Preference Stock or the creation and issuance of other series of Preferred Stock or Preference Stock, or any increase in the amount of authorized shares of any series of Preferred Stock or preference Stock, in each case ranking on a parity with or junior to the Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

DEBT SECURITIES


    The following description of the terms of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. Particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general and specific provisions may apply to the Debt Securities offered will be described in the Prospectus Supplement relating to such Debt Securities. The Debt Securities may be issued either separately, or together with, or upon conversion of or in exchange for, other Securities. The Debt Securities consist of Senior Notes and Subordinated Notes.


    The Senior Notes and the Subordinated Notes will be issued under the indentures (the "Senior Indenture" and the "Subordinated Indenture," respectively) between the Company and the Trustee named in the applicable Prospectus Supplement. The forms of Senior Indenture and Subordinated Indenture (collectively, the "Indentures") have been filed as exhibits to the Registration Statement of which this Prospectus is a part. The following brief summary of certain provisions of the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to all of the provisions of, the Indentures, and is further qualified by any description contained in the applicable Prospectus Supplement or Prospectus Supplements. Certain terms capitalized and not otherwise defined herein are defined in the Indentures. Whenever particular sections or defined terms of the Indentures are referred to, such sections or defined terms are incorporated herein by reference.

    GENERAL. The Debt Securities may be issued from time to time in one or more series. The terms of each series of Debt Securities, including without limitation any restrictive covenants with respect thereto, will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officers' Certificate or by a supplemental indenture. The particular terms of the Debt Securities offered pursuant to any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements.

    The amount of Debt Securities offered by this Prospectus will be limited to the amount of Securities set forth on the cover of this Prospectus that have not been otherwise issued or reserved for issuance. The Indentures will not limit the aggregate principal amount of Debt Securities that may be issued thereunder.


    The Senior Notes will rank PARI PASSU in right of payment with all unsubordinated indebtedness of the Company, but, except to the extent such Senior Notes are secured by collateral, will be effectively subordinated to the rights of holders of secured and unsubordinated indebtedness of the Company to the extent of the value of the collateral securing such indebtedness. The Senior Notes will rank senior to all subordinated and unsecured indebtedness of the Company. The Subordinated Notes will be unsecured and will be subordinated in right of payment of all existing and future Senior Indebtedness of the Company, including the Senior Notes, as described under "Subordination of Subordinated Notes."


    The applicable Prospectus Supplement will indicate the form, registered or bearer, and denominations in which Debt Securities of any series may be issued. Debt Securities may be issuable in the form of one or more Global Securities, as described below under "Global Securities." The Debt Securities (other than those issued in the form of a Global Security) are exchangeable or transferable without charge therefor, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith and require the holders to furnish appropriate endorsements and transfer documents.

    Special federal income tax and other considerations applicable thereto and special federal tax and other considerations applicable to any Debt Securities which are denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement or Prospectus Supplements relating thereto. The Company will not, however, render legal or tax advice on this subject; investors must seek their own legal and tax advice.


    Principal of and any premium and interest on the Debt Securities will be payable, and the transfer of the Debt Securities will be registrable, at the office or agency maintained for such purpose. Interest on any Debt Security that is payable will be paid to the Person in whose name that Debt Security is registered in the security register. In addition, payment of interest may be made at the option of the Company by check mailed to the address of the Person entitled thereto as it appears on the Security Register or by wire transfer to an account maintained by the Person entitled to such interest.


    The applicable Prospectus Supplement or Prospectus Supplements will describe the terms of the Debt Securities offered thereby, including the following: (i) the title of the Debt Securities of the series (which shall distinguish the Debt Securities of the series from Debt Securities of any other series); (ii) any limit upon the aggregate principal amount of the Debt Securities of the series which may be authenticated and delivered hereunder and the absence of such limitation shall mean that the Company may issue from time to time additional Debt Securities of such series without limitation as to aggregate principal amount; (iii) the Person to whom any interest on a Debt Security of the series shall be payable, if other than the Person in whose name that Debt Security is registered at the close of business on the Regular Record Date for such interest; (iv) the date or dates, or the method by which such date or dates are determined or extended, on which the principal or installments of principal and premium, if any, of the Debt Securities of the series is or are payable; (v) the rate or rates (which may be fixed or variable) at which the Debt Securities of the series shall bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable, the regular record date for the interest payable on any interest payment date and the circumstances, if any in which the Company may defer interest payments and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months; (vi) the place or places, if any, where the principal of (and premium, if any) and interest on Debt Securities of the series shall be payable, any Debt Securities of the series may be surrendered for registration of transfer or exchange and notices and demands to or upon the Company with respect to the Debt Securities of the series and this Indenture may be served, other than or in addition to the Corporate Trust Office of the

Trustee; (vii) whether the Debt Securities of the series will be convertible into shares of capital stock and/ or exchangeable for other securities, and if so, the terms and conditions upon which such Debt Securities will be so convertible or exchangeable, and any deletions from or modifications or additions hereto to permit or to facilitate the issuance of such convertible or exchangeable Debt Securities or the administration thereof; (viii) the identity of each Note Registrar and Paying Agent, if other than or in addition to the Trustee; (ix) if the amount of principal of or any premium or interest on any Debt Securities of the series may be determined by reference to an index or pursuant to a formula, the manner in which such amounts shall be determined; (x) the applicability of, and any addition to or change in, the definitions currently set forth in the Indenture; (xi) if other than denominations of $1,000 or any amount in excess thereof which is an integral multiple of $1,000, the denominations in which Debt Securities of the series shall be issuable; (xii) any other event or events of default applicable with respect to Debt Securities of the series in addition to or in lieu of those provided in the Indenture and any change in the right of the Trustee or the Holders to declare the principal of or any premium or interest on such Debt Securities due and payable; (xiii) if less than the principal amount thereof, the portion of the principal amount of Debt Securities of the series which shall be payable upon declaration of acceleration of the Maturity pursuant to the terms of the Indenture; (xiv) whether the Debt Securities of the series shall be issued in whole or in part in the form of one or more Global Notes and, if so, (a) the Depositary with respect to such Global Note, and (b) the circumstances under which any such Global Note may be exchanged for Debt Securities registered in the name of, and any transfer of such Global Note may be registered to, a Person other than such Depositary or its nominee, if other than set forth in the Indenture; (xv) if applicable, the period or periods within which or the date or dates on which, the price or prices at which and the terms and conditions upon which Debt Securities of the series may be redeemed, in whole or in part, at the option of the Company; (xvi) any other covenant or warranty included for the benefit of the Debt Securities of the series in addition to, or in lieu of, those set forth in the Indenture for the benefit of Debt Securities of all series, or any provision that any covenant or warranty set forth in the Indenture for the benefit of Debt Securities of all series shall not be for the benefit of Debt Securities of such series, or any combination of such covenants, warranties or provisions and the applicability of waiver provisions to such covenants and warranties; and (xvii) any other terms of the series (which terms shall not be inconsistent with the provisions of the Indenture).


    If the purchase price of any Debt Securities is payable in a currency other than U.S. dollars or if principal of or premium, if any, or interest, if any, on any of the Debt Securities is payable in any currency other than U.S. dollars, the specific terms and other information with respect to such Debt Securities and such foreign currency, including any material foreign currency risks, will be specified in the Prospectus Supplement or Prospectus Supplements relating thereto.

    REDEMPTION. Except as set forth in the Prospectus Supplement with respect to any offered Debt Securities or series thereof, the Company is not required to make mandatory redemption or sinking fund payments with respect to the Debt Securities. The Prospectus Supplement relating to any offered Debt Securities or series thereof will specify the provisions, if any, regarding the sinking fund provisions related to such Debt Securities or series thereof.

    REPURCHASE AT THE OPTION OF HOLDERS. Except as set forth in the Prospectus Supplement with respect to any offered Debt Securities or any series thereof, the Indentures do not contain provisions that permit the Holders of the Debt Securities to require that any Company repurchase or redeem the Debt Securities in the event of a sale of assets or a takeover, recapitalization or similar restructuring, nor does the Indenture contain covenants specifically designed to protect holders in the event of a highly leveraged transaction involving the Company.


    COVENANTS. The Indentures will contain certain covenants relating to the Company and its operations, including covenants requiring the Company, except as otherwise set forth in the Prospectus Supplement, to (i) punctually pay interest and principal of Debt Securities, (ii) maintain an office or agency in each place of payment in respect of the Debt Securities, (iii) hold in trust money for payment of interest or principal on Debt Securities, (iv) preserve the corporate existence, rights and franchises of the Company and its Subsidiaries, (v) generally maintain its properties and comply with applicable statutes, laws, ordinances and regulations, (vi) not declare or pay dividends, purchase or redeem shares or make other distributions if, after giving effect thereto, an Event of Default would have occurred or be continuing, (vii) maintain adequate insurance, (viii) timely pay or discharge material tax obligations and claims for labor, material and supplies, which, if unpaid, might become a lien upon the property of the Company or any Subsidiary, (ix) keep proper books of record and account and (x) provide to the Trustee quarterly statements of compliance with the Indentures and notice of any event which after notice or lapse of time or both would become an Event of Default. The majority of holders in principal amount of the Debt Securities of any series, may waive compliance with any term, provision or condition of the Indenture. The Senior Indenture also provides, except as set forth in the Prospectus Supplement, that the Company will not, directly or indirectly, incur, create, assume or guarantee any Funded Recourse Debt that is senior in right of payment to the Senior Notes. Certain of these covenants will be subject to various exceptions and qualifications as set forth in the Indentures.



    Certain additional covenants in respect of the Company or modifications or deletions with respect to any covenants of the Company, may be set forth in the Prospectus Supplement accompanying this Prospectus.



    CONSOLIDATION, MERGER OR TRANSFER. The Indentures provide that the Company may not consolidate with, merge with, or transfer all or substantially all of its assets to another entity where the Company is not the surviving corporation unless (i) such other entity assumes the Company's obligations under the applicable Indenture, (ii) after giving effect thereto, no event shall have occurred and be continuing which, after notice or lapse of time, would become an Event of Default and (iii) either the Company or the Successor Person delivers to the Trustee an Officers' Certificate and an Opinion of Counsel stating that the transaction complies with the Indenture and that all conditions precedent for completing the transaction have been complied with.



    EVENTS OF DEFAULT. The Indentures provide that, except as otherwise set forth in the Prospectus Supplement, each of the following constitutes an Event of Default with respect to the Debt Securities of any series issued pursuant to the Indentures: (i) failure for 10 days to pay when due any interest on the Debt Securities of that series; (ii) failure to pay the principal on the Debt Securities of that series when due; (iii) failure to perform, or a breach of, any covenant or warranty set forth in the Indenture for 30 days after receipt of written notice from the Trustee or Holders of at least 25% in principal amount of the outstanding Debt Securities specifying the default and requiring the Company to remedy such default; (iv) default in the payment at stated maturity of indebtedness of the Company or any Subsidiary for money borrowed having an outstanding principal amount due at stated maturity greater than $2.0 million and such default having continued for a period of 30 days beyond any applicable grace period; (v) an event of default as defined in any mortgage, indenture or instrument of the Company shall have happened and resulted in acceleration of indebtedness which, together with the principal amount of any other indebtedness so accelerated, exceeds $2.0 million or more at any time, and such default shall not be cured or waived and such acceleration shall not have been rescinded or annulled, (vi) certain events of insolvency, receivership or reorganization of the Company or any Subsidiary (vii) entry of a final judgment, decree or order against the Company or any Subsidiary for the payment of money in excess of $1.0 million and such judgment, decree or order continues unsatisfied for 30 days without a stay of execution and (viii) any other Events of Default established in an Officers' Certificate as set forth in the Indentures.



    The Indenture provides that the Trustee shall, within 90 days after the occurrence of a "Default" (meaning, for this purpose, the events specified above without grace periods), give the Holders of the Notes notice of all Defaults known to it unless such default shall have been cured or waived; provided, that, except in the case of a Default relating to the payment of principal or interest on any of the Notes, the Trustee shall be protected in withholding such notice if and so long as it in good faith determines that the withholding of such notice is in the interest of the Holders.

    If an Event of Default occurs and is continuing, the Company shall, upon demand of the Trustee, pay to the Trustee, for the benefit of the Holders of the Notes, the whole amount of Money then due and payable with respect to such Notes, with interest upon the overdue principal and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installments of interest at the same rate of interest as is payable with respect to the principal amount of the Notes, and, in addition thereto, such Money as shall be sufficient to cover the costs and expenses of collection. If the Company fails to pay the Money it is required to pay upon such demand of the Trustee, the Trustee, in its own name, may institute a judicial proceeding for collection of the Money so due and unpaid, prosecute such proceeding to judgment or final decree, enforce same against the Company or any other obligor and collect the Money so adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor. If an Event of Default with respect to the Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of the Notes by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in the Indenture or such Notes or in aid of the exercise of any power granted in the Indenture or the Notes, or to enforce any other proper remedy.



    A Holder will not have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless (a) such Holder has previously given to the Trustee written notice of a continuing Acceleration Event or Event of Default, (b) the Holders of at least 25% in principal amount of the Outstanding Notes shall have made written request, and offered satisfactory indemnity, to the Trustee to institute such proceeding as Trustee,
(c) the Trustee shall have failed to institute such proceeding within 60 days, and (d) within such 60-day period, the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such requests. However, the Holder of any Note will have an absolute right to receive payment of the principal of and interest on such Note on or after the respective due dates and to institute suit for the enforcement of any such payment.



    ACCELERATION EVENTS. Unless otherwise provided in the Prospectus Supplement, an "Acceleration Event" under the Subordinated Indenture with respect to any series of Subordinated Notes is defined as an Event of Default relating to bankruptcy, insolvency or reorganization of the Company. Unless otherwise provided in the Prospectus Supplement, an "Acceleration Event" under the Senior Indenture with respect to any series of Senior Notes is defined as any Event of Default under the Senior Indenture. If an Acceleration Event shall occur and be continuing, either the Trustee or the Holders of at least 25% in principal amount of Outstanding Debt Securities may accelerate the maturity of all such Outstanding Debt Securities. If an Acceleration Event has occurred and a declaration of acceleration made before a judgment or decree for payment of money due is obtained, Holders of a majority in principal amount of the Outstanding Debt Securities may rescind and annul the acceleration of the Debt Securities and its consequences if all Acceleration Events have been remedied or waived and all payments due, other than those due as a result of acceleration, have been made.



    DISCHARGE PROVISIONS. When all Debt Securities of any Series have become due and payable or will become due and payable at their stated maturity within one year, the Company will be discharged from any and all obligations in respect of such Debt Securities (except for certain obligations to register the transfer or exchange of Debt Securities, to replace destroyed, stolen, lost or mutilated Debt Securities, to maintain paying agencies and to hold moneys for payment in trust) after the date of deposit with the Trustee, in trust, of money, U.S. Government obligations which through the payment of interest and principal thereof in accordance with their terms will provide money, or a combination thereof, in an amount sufficient to pay any installment of principal of (and premium, if any) and interest on the Debt Securities of such series on the dates on which such payments are due and payable in accordance with the terms of the applicable Indenture and such Debt Securities; provided, that the Company has paid all other amounts payable under the Indenture with respect to the Debt Securities of such series, including amounts payable to the Trustee;

and provided, further, that the Company has delivered to the Trustee a Certificate of Independent Public Accountants as to the sufficiency of the funds so deposited.



    SUBORDINATION OF SUBORDINATED NOTES. The Subordinated Notes are subordinated, in the manner and to the extent hereinafter described, to the prior payment in full of all "Senior Indebtedness" of the Company. "Senior Indebtedness" is defined as (1) (a) all indebtedness of the Company for money borrowed (including indebtedness of others guaranteed by the Company) other than the Subordinated Notes, whether outstanding on the date thereof or thereafter created, assumed or incurred, and (b) any amendments, renewals, extensions, modifications and refundings of any such indebtedness, unless in the case of either (a) or (b) in the instrument creating or evidencing any such indebtedness or pursuant to which it is outstanding it is provided that such indebtedness is not Senior Indebtedness, and (2) Derivative Obligations.



    For the purposes of such definition, "indebtedness for money borrowed" is defined as (a) any obligation of the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (b) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument, (c) any obligation of the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under general accepted accounting principals; provided, however, that the foregoing shall not include any obligation that constitutes a trade payable or accrued liability arising in the ordinary course of business.



    "Derivative Obligations" are defined as any obligations of the Company to make payment pursuant to the terms of any securities contracts and foreign currency exchange contracts, derivative instruments, such as swap agreements (including interest rate and currency and foreign exchange rate swap agreements), cap agreements, floor agreements, collar agreements, interest rate agreements, foreign exchange agreements, options, commodity futures contracts and commodity options contracts other than obligations on account of indebtedness for money borrowed ranking PARI PASSU with or subordinate to the Subordinated Notes.



    Upon a distribution of assets in a dissolution, winding up, liquidation or reorganization of the Company, except a distribution in connection with a merger or consolidation or a conveyance or transfer of all or substantially all of the properties of the Company that complies with the provisions of the Indenture, or if an event of default has occurred and is continuing with respect to any Senior Indebtedness, or if an Acceleration Event shall have occurred and the principal of the Subordinated Notes has been declared due and payable and such declaration has not been rescinded or annulled, then in any such instance all Senior Indebtedness must be paid in full before the Holders of any of the Subordinated Notes can receive any payment of principal or interest on the Subordinated Notes. However, subordination does not prevent the occurrence of an Acceleration Event or an "Event of Default" (as defined above) under the Indenture.


    By reason of the subordination of the Subordinated Notes, in the event of liquidation of the Company, the Holders of the Subordinated Notes will not receive payment until the holders of Senior Indebtedness have been satisfied.

    MODIFICATION AND WAIVER. With certain limited exceptions which permit modification of the Indenture by the Company and the Trustee only, modifications and amendments of the respective Indentures may be made by the Company and the Trustee with the consent of the holders of not less than a majority in principal amount of the outstanding Debt Securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of interest on, any Debt Security, reduce the interest on, any Debt Security, change the place of payment where principal or interest on, any Debt Security is payable, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security,
(ii) reduce the percentage in principal amount of outstanding Debt Securities of any series, the consent of the holders of which is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, or (iii) modify any of the various sections relating to above-described provisions.

    The holders of not less than a majority in principal amount of the outstanding Debt Securities of each series may, on behalf of the holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. The holders of not less than a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of the holders of all Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except a default (i) in the payment of principal of, or any premium or interest on, any Debt Security of such series when due, or (ii) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each outstanding Debt Security of such series affected.

    GLOBAL SECURITIES. The following description will apply to any series of Debt Securities issued, in whole or in part, in the form of a Global Security or Global Securities deposited with, or on behalf of, a depository ("the Depository") (each such Debt Security represented by a Global Security, being herein referred to as a "Book-Entry Security").

    Upon initial issuance, all Book-Entry Securities of the same series and bearing interest, if any, at the same rate or pursuant to the same formula and having the same date of issuance, redemption provisions, if any, repayment provisions, if any, stated maturity and other terms will be represented by a single Global Security. Each Global Security representing Book-Entry Securities will be deposited with, or on behalf of, the Depository and will be registered in the name of the Depository or a nominee of the Depository. Unless otherwise specified in the applicable Prospectus Supplement, all Book-Entry Securities will be denominated in U.S. dollars.

    Upon the issuance of a Global Security, the Depository will credit accounts held with it with the respective principal or face amounts of the Book-Entry Securities represented by such Global Security. The accounts to be credited shall be designated initially by the Agent through which the Debt Security was sold or, to the extent that such Debt Securities are offered and sold directly, by the Company. Ownership of beneficial interests in a Global Security will be limited to institutions that have accounts with the Depository ("participants") and to persons that may hold interests through such participants. Ownership of beneficial interests by participants in a Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depository for such Global Security. Ownership of beneficial interests in such Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participants will be effected only through, records maintained by such participants.

    Payment of principal of, premium, if any, and interest, if any, on Book-Entry Securities represented by any such Global Security will be made to the Depository or its nominee, as the case may be, as the sole registered holder of the Book-Entry Securities represented thereby for all purposes under the Indentures. None of the Company, the Trustee, the Paying Agent or any agent of the Company or the Trustee will have a responsibility or liability for any aspect of Depository's records relating to or payments made on account of beneficial ownership interests in a Global Security representing any Book-Entry Securities or any other aspect of the relationship between the Depository and its participants or the relationship between such participants and the owners of beneficial interests in a Global Security owning through such participants or for maintaining, supervising or reviewing any of Depository's records relating to such beneficial ownership interests.

    No Global Security may be transferred except as a whole by a nominee of Depository to Depository or to another nominee of Depository, or by Depository or any such nominee to a successor of Depository or a nominee of such successor.

    A Global Security representing Book-Entry Securities is exchangeable for certificated Debt Securities of the same series and bearing interest, if any, at the same rate or pursuant to the same formula, having the same date of issuance, redemption provisions, if any, repayment provisions, if any, stated maturity and other terms and of differing authorized denominations aggregating a like amount, if any, if (i) the Depository notifies the Company that it is unwilling or unable to continue as depositary for such Global Security and a successor depository is not notified within 90 days of the time the Company is so notified in writing, (ii) the Company executes and delivers to the Trustee a Company Order to the effect that such Global Security shall be exchangeable for certificated Debt Securities or (iii) there shall have occurred and be continuing an Event of Default with respect to the Book-Entry Securities which entitles the holder to accelerate the maturity. Such certificated Debt Securities shall be registered in the names of the owners of the beneficial interests in such Global Security as provided by the Depository's participants.

    Owners of beneficial interests in a Global Security will not be considered the registered holders thereof for any purpose under the applicable Indenture and no Global Security representing Book-Entry Securities shall be exchangeable or transferrable. Accordingly, each person owning a beneficial interest in such a Global Security must rely on the procedures of the Depository and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a registered holder under the applicable Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    The Depository, as the registered holder of each Global Security, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a registered holder is entitled to give or take under the applicable Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of registered holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a registered holder is entitled to give or take, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

                              PLAN OF DISTRIBUTION

    The Company may offer and sell the Offered Securities in one or more of the following ways: (i) through underwriters or dealers, (ii) through agents, or
(ii) directly to one or more purchasers. The Prospectus Supplement with respect to a particular offering of a series of Offered Securities will set forth the terms of the offering of such Offered Securities, including the name or names of any underwriters or agents with whom the Company has entered into arrangements with respect to the sale of such Offered Securities, the public offering or purchase price of such Offered Securities and the proceeds to the Company from such sales and any underwriting discounts, agency fees or commissions and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions to be allowed or re-allowed or paid to dealers and any securities exchange, if any, on which such Offered Securities may be listed. Dealer trading may take place in certain of the Offered Securities, including Offered Securities not listed on any securities exchange.

    If underwriters are involved in the offer and sale of Offered Securities, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Offered Securities may be offered to the public either through underwriting syndicates represented by managing underwriters, or by underwriters without a syndicate, all of which underwriters in either case will be designated in the accompanying Prospectus Supplement. Unless otherwise set forth in the applicable Prospectus Supplement, under the terms of the underwriting agreement, the obligations of the underwriters to purchase Offered Securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of the Offered Securities if any are purchased. Any initial public offering price and any discounts or concessions or re-allowances or payments to dealers may be changed from time to time.

    Offered Securities may be offered and sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offer or sale of the Offered Securities with respect to which this Prospectus is delivered will be named in, and any commissions payable by the Company to such agent will be set forth in or calculable from, the applicable Prospectus Supplement. Unless other wise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If so indicated in the applicable Prospectus Supplement relating to the Offered Securities, the Company may authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase the Offered Securities from the Company, at the public offering price set forth in such Prospectus Supplement, pursuant to contracts providing for payment or delivery on a future date. Each such contract will be for an amount of the Offered Securities not less than and, unless the Company otherwise agrees, the aggregate amount of the Offered Securities sold pursuant to such contract shall be not more than the respective minimum and maximum amounts as stated in the Prospectus Supplement. Institutions with which such contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies and educational and charitable institutions and others, but shall in all cases be subject to the approval of the Company in its sole discretion. The obligations of any purchaser under any such contract to pay for and take delivery of the Offered Securities will not be subject to any conditions except that (i) the purchase of the Offered Securities by such institution shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such institution is subject and (ii) any related sale of the Offered Securities to underwriters shall have occurred. A commission set forth in the Prospectus Supplement will be paid to underwriters soliciting purchases of the Offered Securities pursuant to such contracts accepted by the Company. The dealers will not have any responsibility in respect of the validity or performance of such contracts.

    The Debt Securities and the Preferred Stock will be new issues of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

    Any underwriter, dealer or agent participating in the distribution of the Offered Securities may be deemed to be an underwriter, as that term is defined in the Securities Act, of the Offered Securities so offered and sold and any discounts or commissions received by it from the Company and any profit realized by it on the sale or resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act.

    Under agreements entered into with the Company, underwriters, dealers and agents may be entitled to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof.

    Underwriters, dealers and agents also may be customers of, engaged in transactions with, or perform other services for the Company in the ordinary course of business.

                                 LEGAL MATTERS


    The validity of the shares of Common Stock, the Preferred Stock and the Debt Securities offered hereby will be passed upon for the Company by the Minneapolis law firm of Lindquist & Vennum P.L.L.P. Patrick Delaney, a holder of Common Stock and of options to purchase Common Stock and a Director of the Company, is a partner in Lindquist & Vennum.

                                    EXPERTS


    The consolidated financial statements of the Company incorporated by reference in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated by reference elsewhere herein which (i) as to the years 1995 and 1994, are based in part on the reports of Arthur Andersen LLP, formerly independent auditors of Mountain Parks, and (ii) as to the year 1994, are based in part on the reports of Hacker, Nelson & Co., P.C. and Fortner, Bayens, Levkulich and Co., P.C., formerly independent auditors for Minowa Bancshares, Inc. and First Community Bankshares, Inc., respectively. As of the date of their reports and during the periods covered by the financial statements on which they reported, each of the foregoing accounting firms were independent certified public accountants with respect to the Company, Mountain Parks, Minowa Bancshares, Inc. and First Community Bankshares, Inc., as the case may be, within the meaning of the Securities Act and the applicable published rules and regulations thereunder. The Company has agreed to indemnify Hacker, Nelson & Co., P.C., its officers, directors and employees from any and all damages, fines, legal costs and expenses that may be incurred by the parties being indemnified in successfully defending their audit to any person, corporation or governmental entity relying upon the audit, provided that such indemnification will not apply to any claim, legal expense, or costs incurred if Hacker, Nelson & Co., P.C. has been found guilty of professional malpractice with respect to such audit. The consolidated financial statements referred to above are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.


    The financial statements of KeyBank Wyoming as of and for the year ended December 31, 1996 appearing in Community First Bankshares, Inc.'s Current Report on Form 8-K/A filed on September 22, 1997 with the Securities and Exchange Commission have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED BY THE COMPANY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS SUPPLEMENT.

                            ------------------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                            PAGE
                                                                            ----
Summary...................................................................   S-3
Recent Developments.......................................................   S-9
Use of Proceeds; Purpose of Offering......................................  S-11
Price Range of Common Stock and Dividend Payment History..................  S-12
Common Stock Dividend Policy..............................................  S-12
Capitalization............................................................  S-13
Underwriting..............................................................  S-14
Legal Matters.............................................................  S-15
                                   Prospectus
Available Information.....................................................     2
Incorporation of Certain Documents by Reference...........................     2
The Company...............................................................     4
Risk Factors..............................................................     6
Use of Proceeds...........................................................     8
Ratios of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends...............................................................     9
Description of Securities.................................................     9
Plan of Distribution......................................................    23
Legal Matters.............................................................    24
Experts...................................................................    25

                                1,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                     --------------------------------------
                             PROSPECTUS SUPPLEMENT
                     TO PROSPECTUS DATED DECEMBER 10, 1997
                     --------------------------------------

                               PIPER JAFFRAY INC.

                               KEEFE, BRUYETTE &
                                  WOODS, INC.

                               December 10, 1997